EXHIBIT 99.1

Condensed Consolidated Interim Financial

Statements

For the three months ended

November 30, 2013

(Unaudited)

INDEX

Condensed Consolidated Interim Statements of Financial Position	1

Condensed Consolidated Interim Statements of Comprehensive Loss	2

Condensed Consolidated Interim Statements of Changes in Equity	3

Condensed Consolidated Interim Statements of Cash Flows	4

Notes to the Condensed Consolidated Interim Financial Statements	5 - 20

Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian Dollars)
(unaudited)

	November 30,	August 31,
	2013	2013

Assets

Current Assets
Cash and cash equivalents	$8,565,656	$10,313,798
Receivables	782,574	388,969
Prepaid expenses and deposits	874,906	928,948

	10,223,136	11,631,715

Non-Current Assets
Exploration and evaluation assets (note 4)	6,503,729	6,298,833
Property, plant and equipment (note 5)	96,701,996	93,915,398

	103,205,725	100,214,231

	$113,428,861	$111,845,946

Liabilities

Current Liabilities
Accounts payable	$1,934,893	$1,463,225
Accrued liabilities	691,591	1,178,806
	2,626,484	2,642,031

Non-Current Liabilities
Site closure and reclamation provisions	236,600	236,600

	2,863,084	2,878,631

Shareholders’ Equity

Share Capital (note 6)	152,818,041	149,379,724
Reserve for Warrants (note 6)	3,661,080	3,661,080
Reserve for Share Based Payments (note 6)	15,322,433	14,912,475
Accumulated Deficit	(61,235,777)	(58,985,964)

	110,565,777	108,967,315

	$113,428,861	$111,845,946

Approved on behalf of the Board

“Donald S. Bubar”	,	Director

“Brian MacEachen”	,	Director

Avalon Rare Metals Inc. Unaudited Interim Financial Statements For the three months ended November 30, 2013	Page 1

Condensed Consolidated Interim Statements of Comprehensive Loss
(expressed in Canadian Dollars, except number of shares)
(unaudited)

	Three Months Ended
	November 30,
	2013	2012

Revenue

Interest	$27,993	$161,760

Expenses

Corporate and administrative	1,691,511	1,583,852
Impairment loss on exploration and evaluation assets (note 4)	21,309	-
Write-off of land acquisition option payments (note 7)	175,104	-
General exploration	3,916	17,558
Depreciation (note 5)	43,420	49,816
Share based compensation (note 6d)	335,334	1,046,160
Foreign exchange loss (gain)	7,212	(7,097)

	2,277,806	2,690,289

Net Loss and Total Comprehensive Loss for the period	$(2,249,813)	$(2,528,529)

Loss per Share - Basic and Diluted	$(0.02)	$(0.02)

Weighted Average Number of Common Shares Outstanding, Basic and Diluted	104,434,300	103,621,986

Avalon Rare Metals Inc. Unaudited Interim Financial Statements For the three months ended November 30, 2013	Page 2

Condensed Consolidated Interim Statements of Changes in Equity
(expressed in Canadian Dollars, except number of shares)
(unaudited)

	Share Capital		Reserves
	Number of			Share Based	Accumulated
	Shares	Amount	Warrants	Payments	Deficit	Total

Balance at September 1, 2012	103,621,986	$149,045,671	$3,655,732	$12,361,851	$(47,786,800)	$117,276,454
Share based compensation	-	-	-	1,236,106	-	1,236,106
Net loss for the three month period	-	-	-	-	(2,528,529)	(2,528,529)

Balance at November 30, 2012	103,621,986	149,045,671	3,655,732	13,597,957	(50,315,329)	115,984,031
Issue for other considerations	-	-	5,348	-	-	5,348
Exercise of options	175,000	210,000	-	-	-	210,000
Reserve transferred on exercise of options	-	124,053	-	(124,053)	-	-
Share based compensation	-	-	-	1,438,571	-	1,438,571
Net loss for the nine month period	-	-	-	-	(8,670,635)	(8,670,635)

Balance at August 31, 2013	103,796,986	149,379,724	3,661,080	14,912,475	(58,985,964)	108,967,315
Equity offerings	6,084,957	4,327,053	-	-	-	4,327,053
Share based compensation	-	-	-	409,958	-	409,958
Share issuance costs - cash	-	(210,666)	-	-	-	(210,666)
Share issuance costs – common shares issued	-	(678,070)	-	-	-	(678,070)
Net loss for the three month period	-	-	-	-	(2,249,813)	(2,249,813)

Balance at November 30, 2013	109,881,943	$152,818,041	$3,661,080	$15,322,433	$(61,235,777)	$110,565,777

Avalon Rare Metals Inc. Unaudited Interim Financial Statements For the three months ended November 30, 2013	Page 3

Condensed Consolidated Interim Statements of Cash Flows
(expressed in Canadian Dollars)
(unaudited)

	Three Months Ended November 30,
	2013	2012

Operating Activities

Cash paid to employees	$(621,419)	$(687,688)
Cash paid to suppliers	(960,833)	(890,958)
Interest received	26,997	160,764

	(1,555,255)	(1,417,882)

Financing Activities

Share capital – equity offerings	3,376,483	-

Investing Activities

Exploration and evaluation asset expenditures	(567,041)	(11,687,149)
Mine development expenditures	(2,852,807)	-
Purchase of property, plant and equipment	(149,522)	(139,132)

	(3,569,370)	(11,826,281)

Change in Cash and Cash Equivalents	(1,748,142)	(13,244,163)

Foreign Exchange Effect on Cash	-	5,942

Cash and Cash Equivalents – beginning of period	10,313,798	38,299,998

Cash and Cash Equivalents – end of period	$8,565,656	$25,061,777

Supplemental Cash Flow Information (note 10)

Avalon Rare Metals Inc. Unaudited Interim Financial Statements For the three months ended November 30, 2013	Page 4

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2013
(unaudited)

1.	Nature of Operations

Avalon Rare Metals Inc. (the “Company”) is a publicly listed company incorporated in Canada and continued under the Canada Business Corporations Act. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AVL), on the NYSE MKT (NYSE MKT: AVL), and the Frankfurt Stock Exchange in Germany (FWB: OU5).

The registered address, principal address and records office of the Company is located at 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada, M5H 3P5.

The Company is principally engaged in the acquisition, exploration, evaluation and development of rare metal and mineral properties located mainly in Canada. To date, the Company has not earned any revenues from operations.

The realization of amounts shown for its exploration and evaluation assets and mine development assets are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these assets, and future profitable production or proceeds of disposition from these assets.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes continuity of operations and realization of assets and settlement of liabilities in the normal course of business for the foreseeable future. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. For the three months ended November 30, 2013 (the “Quarter”), the Company reported a loss of $2,249,813 and an accumulated deficit of $61,235,777 as at that date.

The Company’s predominant source of funding has been the issuance of equity securities for cash. The Company’s cash and cash equivalents balance at November 30, 2013 is $8,565,656 and it has no material sources of operating cash flows. Over the next 12 months, subject to available funding, the Company expects to: 1) investigate optimization opportunities identified in the feasibility study for its Nechalacho Rare Earth Elements Project (“Nechalacho REE Project”), complete testwork/technical studies necessary to confirm potential benefits and update the development model proposed in the feasibility study; 2) secure further equity and/or debt financing; 3) order long-lead-time equipment and commence pre-construction development work for the Nechalacho REE Project; 4) continue exploration, evaluation and development of other properties, and 5) incur general corporate and operating expenses. On an ongoing basis, the Company examines various financing alternatives to address future funding requirements. Although the Company has been successful in these activities in the past, the Company has no assurance on the success or sufficiency of these initiatives in the foreseeable future.

These unaudited condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption be inappropriate, and those adjustments could be material.

These unaudited condensed consolidated interim financial statements have been reviewed and approved by the Company’s Audit Committee and the Board of Directors on January 13, 2014.

Avalon Rare Metals Inc.	Page 5

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2013
(unaudited)

2.	Basis of Consolidation and Presentation

a)	Statement of Compliance

These unaudited condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements do not contain all disclosures required by IFRS and accordingly should be read in conjunction with the Company’s consolidated annual financial statements for the year ended August 31, 2013.

b)	Basis of Presentation

These statements have been prepared on a going concern basis using the historical cost basis, except for certain financial instruments which are measured at fair value in accordance with the policies disclosed in Note 3 of the Company’s consolidated annual financial statements for the year ended August 31, 2013.

c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and the entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

These unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, 8110131 Canada Inc., Nolava Minerals Inc. (“Nolava”), Avalon Rare Metals Ltd. (“ARML”), Avalon Rare Metals Processing Inc. (“ARMP”) and Avalon Rare Metals Processing LLC (“ARMLLC”). Nolava, ARML, ARMP and ARMLLC are incorporated in the United States of America (“USA”). ARML, ARMP and ARMLLC have not carried on any significant operations since their inceptions. During the year ended August 31, 2012, 8110131 Canada Inc. acquired certain net smelter returns (“NSR”) royalty interests in the Company’s properties which were held by third parties. Nolava holds certain mining claims in Utah, USA and has been conducting exploration work on these mining claims since fiscal year 2011. All intercompany transactions and balances have been eliminated on consolidation of the accounts.

3.	Summary of Significant Accounting Policies

These unaudited condensed consolidated interim financial statements have been prepared using the same accounting policies, significant accounting judgments and estimates, and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended August 31, 2013, as described in Note 3 of those financial statements, with the exception of the impact of certain amendments to accounting standards or new interpretations issued by the IASB, which are applicable for annual periods beginning on or after January 1, 2013.

The Company adopted the following new standards in preparing these condensed consolidated interim financial statements:

a)	IFRS 10, Consolidated Financial Statements

The IASB issued a new standard, IFRS 10, Consolidated Financial Statements (“IFRS 10”), which establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 establishes control as the basis for consolidation and defines the principle of control. An investor controls an investee if the investor has power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the investor's returns. IFRS 10 was issued as part of the IASB's broader project on interests in all types of entities. This project also resulted in the issuance of additional standards as described below. IFRS 10 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of IFRS 10 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

Avalon Rare Metals Inc.	Page 6

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2013
(unaudited)

3.	Summary of Significant Accounting Policies (continued)

b) IFRS 11, Joint Arrangements

The IASB issued a new standard, IFRS 11, Joint Arrangements (“IFRS 11”), which establishes the principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC Interpretation 13, Jointly Controlled Entities – Non Monetary Contributions by Venturers. The standard defines a joint arrangement as an arrangement where two or more parties have joint control, with joint control being defined as the contractually agreed sharing of control where decisions about relevant activities require unanimous consent of the parties sharing control. The standard classifies joint arrangements as either joint operations or joint investments and the classification determines the accounting treatment. IFRS 11 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of IFRS 11 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

c) IFRS 12, Disclosure of Interests in Other Entities

The IASB issued a new standard, IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which integrates and provides consistent disclosure requirements for all interests in other entities such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of IFRS 12 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

d) IFRS 13, Fair Value Measurement

The IASB issued a new standard, IFRS 13, Fair Value Measurement (“IFRS 13”), which provides a standard definition of fair value, sets out a framework for measuring fair value and provides for specific disclosures about fair value measurements. IFRS 13 applies to all IFRS that require or permit fair value measurements or disclosures. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The Company determined that there is no impact of IFRS 13 on its condensed consolidated interim results of operations, financial position and disclosures.

e) IAS 27, Separate Financial Statements

The IASB issued a revised standard, IAS 27, Separate Financial Statements (“IAS 27”), which contains the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate (non-consolidated) financial statements. IAS 27 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of the revised IAS 27 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

f) IAS 28, Investments in Associates and Joint Ventures

The IASB issued a revised standard, IAS 28, Investments in Associates and Joint Ventures (“IAS 28”), which prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of the revised IAS 28 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

Avalon Rare Metals Inc.	Page 7

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2013
(unaudited)

3.	Summary of Significant Accounting Policies (continued)

g) IAS 19, Employee Benefits

The IASB issued a revised standard, IAS 19, Employee Benefits (“IAS 19”), which prescribes the accounting requirements for employee benefits and establishes the principle that the cost of providing employee benefits should be recognized in the period in which the benefit is earned by the employee, rather than when it is paid or payable. IAS 19 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of the revised IAS 19 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

h) IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

The IASB issued a new standard, IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”), which prescribes the accounting for the costs of stripping activity in accordance with the principles of IAS 2, Inventories to the extent that the benefit from the stripping activity is realized in the form of inventory produced. A stripping activity asset is initially measured at cost and subsequently carried at cost or its revalued amount less depreciation or amortization and impairment losses. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of IFRIC 20 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

Avalon Rare Metals Inc.	Page 8

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2013
(unaudited)

4.	Exploration and Evaluation Assets

			Transferred to
			Property, Plant
	September 1,		and Equipment	Impairment	November 30,
	2013	Expenditures	(note 5)	Loss	2013
For the Quarter
Separation Rapids Lithium-Tantalum Project (a)	$4,582,324	$132,505	$-	$-	$4,714,829
Warren Township Anorthosite Project (b)	-	2,063	-	(2,063)	-
East Kemptville Tin-Indium Project (c)	1,416,242	34,854	-	-	1,451,096
Spor Mountain Rare Metals Project (d)	-	19,246	-	(19,246)	-
Apex Rare Metals Project (e)	125,246	27,649	-	-	152,895
Miramichi Tin Project (f)	175,021	9,888	-	-	184,909

	$6,298,833	$226,205	$-	$(21,309)	$6,503,729

			Transferred to
			Property, Plant
	September 1,		and Equipment	Impairment	August 31,
	2012	Expenditures	(note 5)	Loss	2013
For the year ended August 31, 2013
Nechalacho REE Project (note 5(a))	$74,356,108	$17,127,088	$(91,483,196)	$-	$-
Separation Rapids Lithium-Tantalum Project (a)	4,267,467	314,857	-	-	4,582,324
Warren Township Anorthosite Project (b)	1,393,057	10,302	-	(1,403,359)	-
East Kemptville Tin-Indium Project (c)	1,392,007	24,235	-	-	1,416,242
Spor Mountain Rare Metals Project (d)	1,444,840	49,668	-	(1,494,508)	-
Apex Rare Metals Project (e)	52,548	72,698	-	-	125,246
Miramichi Tin Project (f)	137,951	37,070	-	-	175,021

	$83,043,978	$17,635,918	$(91,483,196)	$(2,897,867)	$6,298,833

Avalon Rare Metals Inc.	Page 9

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2013
(unaudited)

4.	Exploration and Evaluation Assets (continued)

a)	Separation Rapids Lithium-Tantalum Project, Ontario

The Company owns a 100% interest in certain claims and a mining lease in the Paterson Lake area of Ontario. The claims were subject to a 2.0% NSR, which was bought back by the Company for $220,000 during the year ended August 31, 2012.

b)	Warren Township Anorthosite Project, Ontario

The Company owns a 100% interest in certain claims located near Foleyet, Ontario, which were staked by the Company during the year ended August 31, 2003. During the year ended August 31, 2013, the Company entered into a Mining Lease with the Province of Ontario under the Mining Act of Ontario covering the these claims.

No substantial work has been carried out on the Warren Township project during the last three years and no work is currently planned or budgeted for fiscal 2014. In addition, to date, no new potential customer has been identified. Accordingly, it is management’s view that the fair value of this project has been significantly impaired. The Company has estimated the recoverable amount (which is the fair value less costs of disposal) of this project as at August 31, 2013 to be $nil, and accordingly, the costs incurred to that date of $1,403,359 were written off as an impairment loss during the year ended August 31, 2013. The current outlook as at November 30, 2013 for the Warren Township project remained the same as that at August 31, 2013, and accordingly the expenditures of $2,063 incurred during the Quarter have been written off as an impairment loss.

c)	East Kemptville Tin-Indium Project, Nova Scotia

During the year ended August 31, 2007, the Company was granted a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia.

On December 11, 2012, the Province of Nova Scotia granted the Company a new special licence (the “Special Licence”) and the Company is required to incur additional exploration expenditures of $1,500,000 by September 30, 2014 in order to maintain the Special Licence.

In May 2013, the Company made a request to the Minister of Natural Resources of Nova Scotia (the “Minister”) for an order under Section 100 of the Nova Scotia Mineral Resources Act (the “Act”) to grant the Company a surface rights permit to pass over, enter upon, and work such lands as are relevant to the Special Licence to conduct the work program outlined by the Company (the “Request”). In addition, the Company continues to await the decision of a request that has been made to the Ministry of Natural Resources for the term of the Special Licence to be extended for the same length of time it takes the Minister to resolve the Request, as is provided for in the Act.

The Company also has a number of regular exploration licences covering certain claims in the same proximity to the claims covered under the Special Licence.

Avalon Rare Metals Inc.	Page 10

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2013
(unaudited)

4.	Exploration and Evaluation Assets (continued)

d)	Spor Mountain Rare Metals Project, Utah

The Company owns a 100% interest in certain claims located in Juab County, Utah, USA, which were staked by the Company during the year ended August 31, 2011.

No economically significant mineralization was encountered during the 2012 drilling program and after careful review of the drilling results and geological data gathered from the 2013 field work program, the Company is reducing the number of claims significantly. No additional work program was planned or budgeted for fiscal 2014. The Company has estimated the recoverable amount (which is the fair value less costs of disposal) of this project as at August 31, 2013 to be $nil and accordingly, the costs incurred to that date on this project of $1,494,508 were written off as an impairment loss during the year ended August 31, 2013.

The current outlook as at November 30, 2013 for the Spor Mountain project remained the same as that at August 31, 2013, and accordingly the expenditures of $19,246 incurred during the Quarter have been written off as an impairment loss.

e)	Apex Rare Metals Project, Utah

The Company owns a 100% interest in certain claims located in Washington County, Utah, USA, which were staked by the Company during the year ended August 31, 2011.

f)	Miramichi Tin Project, New Brunswick

The Company owns a 100% interest in certain claims located in York County, New Brunswick, which were staked by the Company during the year ended August 31, 2012.

g)	Other Resource Properties

The Company has a 100% interest in several claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 0.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

Avalon Rare Metals Inc.	Page 11

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2013
(unaudited)

5.	Property, Plant and Equipment

					Nechalacho
		Computer			REE Project
		and Office	Exploration	Leasehold	Under
	Airstrip	Equipment	Equipment	Improvements	Development (a)	Total
Cost
As at September 1, 2012	$540,064	$316,514	$671,583	$58,771	$-	$1,586,932

Additions	106,796	11,363	-	40,025	1,485,997	1,644,181
Transferred from Exploration and Evaluation Assets (note 4)	-	-	-	-	91,483,196	91,483,196
Disposals	-	(2,635)	-	-	-	(2,635)

As at August 31, 2013	646,860	325,242	671,583	98,796	92,969,193	94,711,674

Additions	-	18,372	-	-	2,811,646	2,830,018
Disposals	-	(12,955)	-	-	-	(12,955)

As at November 30, 2013	$646,860	$330,659	$671,583	$98,796	95,780,839	$97,528,737

Accumulated Depreciation
As at September 1, 2012	$98,085	$112,795	$343,392	$33,554	-	$587,826

Depreciation expense	34,013	64,640	98,458	13,974	-	211,085
Disposals	-	(2,635)	-	-	-	(2,635)

As at August 31, 2013	132,098	174,800	441,850	47,528	-	796,276

Depreciation expense	7,823	14,423	17,230	3,944	-	43,420
Disposals	-	(12,955)	-	-	-	(12,955)

As at November 30, 2013	$139,921	$176,268	$459,080	$51,472	-	$826,741

Net Book Value
As at August 31, 2013	$514,762	$150,442	229,733	51,268	92,969,193	$93,915,398
As at November 30, 2013	$506,939	$154,391	$212,503	$47,324	$95,780,839	$96,701,996

Avalon Rare Metals Inc.	Page 12

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2013
(unaudited)

5.	Property, Plant and Equipment (continued)

a)	Nechalacho REE Project, Northwest Territories (the “Project”)

During the year ended August 31, 2005, the Company acquired a 100% interest in five mining leases covering the Nechalacho rare earth elements deposit (“Nechalacho Deposit”) located at Thor Lake in the Mackenzie Mining District of the Northwest Territories. In addition, three mineral claims were staked in 2009 to cover favourable geology to the west of the mining leases.

The property was subject to two underlying net smelter returns (“NSR”) royalty agreements, one for a 3.0% royalty and one for a 2.5% royalty. During the year ended August 31, 2012, the Company bought out the 3.0% NSR royalty for a cash payment of $2.0 million. The remaining 2.5% NSR royalty can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date, which currently approximates $1.3 million.

During the year ended August 31, 2012, the Company entered into an accommodation agreement (“Accommodation Agreement”) with the Deninu K’ue First Nation (“DKFN”). The DKFN is one of three Akaitcho bands who have used, occupied and have constitutionally protected aboriginal rights with respect to the lands on which the Nechalacho Deposit in the Northwest Territories is located.

The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the Company’s Nechalacho Deposit and associated facilities in the Northwest Territories (the “Project”) and contains measures to mitigate environmental and cultural impacts that may result from the project development. The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Project.

The definitive financial structure for the Project has not been finally determined, but it is expected that it will take the form of a limited partnership (the “LP”), in which the DKFN will participate in one of its business opportunities. Upon receipt by the Company of certain regulatory permits and approvals, the DKFN will acquire 3,333 limited partnership units (the “Partnership Units”), out of a projected total of 100,000 limited partnership units to be held by the Company and its Aboriginal partners. The DKFN may, at its option, borrow from the Company all or a portion of the capital required to acquire the 3,333 Partnership Units or for any subsequent cash contributions to the LP.

In conjunction with the Accommodation Agreement, the Company has issued an aggregate of 10,000 common shares of the Company and agreed to grant an aggregate of 50,000 non-transferrable common share purchase warrants of the Company to the DKFN. The common shares are subject to certain statutory restrictions on resale, as well as contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Project. As at November 30, 2013, the Company has issued 20,000 warrants with a weighted average exercise price of $1.12 per share to the DKFN and these warrants have a weighted average remaining contract life of 4.2 years. The remaining 30,000 warrants will be issued in three installments of 10,000 warrants per year over the next three years on the anniversary of the effective date of the Accommodation Agreement (July 31). These warrants will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

On April 17, 2013, the Company completed a positive feasibility study for the Project and on July 26, 2013, the Mackenzie Valley Environmental Impact Review Board completed its Report of Environmental Assessment and recommended approval of the Project, therefore reducing the permitting risk substantially. The achievement of these two major milestones resulted in the transfer (during the fourth fiscal quarter of 2013) of the exploration and evaluation costs of the Project to mine development assets under Property, Plant and Equipment.

Avalon Rare Metals Inc.	Page 13

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2013
(unaudited)

5.	Property, Plant and Equipment (continued)

On August 30, 2013, the Company and the National Research Council of Canada (“NRCC”) entered into a grant contribution agreement to support the research project entitled “Caustic Cracking Process Development” with the main objective of developing a process to improve the recovery rate of certain heavy rare earth elements, Zirconium, Niobium and Tantalum from the Company’s Nechalacho REE Project. Under the terms of the contribution agreement, the NRCC will reimburse 45% of the contractor’s fees paid by the Company for conducting the research work for a total contribution amount of up to $450,000. The Company has recognized a total contribution of $373,304 under this contribution agreement as a reduction of the development expenditures for the Nechalacho REE Project as at November 30, 2013, of which $90,000 has been received and the balance of $283,304 is included in receivables.

6.	Share Capital

a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

b)	Common Shares Issued and Outstanding

	Number	Amount

Balance – September 1, 2012	103,621,986	$149,045,671
Issued pursuant to exercise of options	175,000	334,053

Balance – August 31, 2013	103,796,986	$149,379,724
Issued pursuant to prospectus offerings (i) (ii)	6,084,957	4,327,053
Issuance costs – common shares issued	-	(678,070)
Other issuance costs	-	(210,666)

Balance – November 30, 2013	109,881,943	$152,818,041

i)	During the Quarter, the Company entered into a sales agreement (the “Sales Agreement”) with Cowen and Company, LLC (“Cowen”), pursuant to which the Company may, at its discretion and from time to time during the term of the Sales Agreement, sell, through Cowen, as agent and/or principal, such number of the Company’s common shares as would result in aggregate gross proceeds to the Company of up to US$25,000,000. Sales of common shares will be made through “at the market” issuances on the NYSE MKT at the market price prevailing at the time of each sale, and, as a result, prices may vary.

The Company has filed a prospectus supplement, dated September 24, 2013, pursuant to which the Company may issue up to US$8,100,000 in common shares using the Sales Agreement (each prospectus supplement is limited to 10% of the market value of the Company at the end of the month prior to filing) (the “First Supplement”). The Company may file additional prospectus supplements in the future to qualify the distribution of additional common shares up to the limit US$25,000,000.

The Company will pay Cowen a commission, or allow a discount, equal to 3.0% of the gross proceeds of all common shares sold under the Sales Agreement.

Avalon Rare Metals Inc.	Page 14

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2013
(unaudited)

6.	Share Capital (continued)

Pursuant to the Sales Agreement, as at November 30, 2013, the Company has issued 705,707 common shares for gross proceeds of $694,984 (US$669,975) and paid cash commissions totaling $20,849 (US$20,099). The Company has also incurred other costs (primarily related to the preparation of the Sales Agreement and the First Supplement) of $314,065, of which $25,977 has been recognized as share issuance costs, and the balance of $288,088 has been recorded as prepaid transaction costs. These costs will be charged as share issuance costs against future proceeds raised on a pro rata basis as the balance of the US$7,430,025 in additional common shares are sold and issued under the First Supplement;

ii)	During the Quarter, the Company entered into a share purchase agreement (the "Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") pursuant to which the Company may sell up to US$30,000,000 of the Company’s common shares to LPC over the 36 month term of the Purchase Agreement, and completed an initial purchase of 4,375,000 common shares at a price of US$0.64 per share for aggregate gross proceeds of $2,954,000 (US$2,800,000) (the "Initial Purchase"). The Company issued 918,521 common shares to LPC as a commitment fee for entering into the Purchase Agreement, and will issue up to an additional 918,521 common shares as compensation on a pro rata basis as the US$30,000,000 purchase amount is funded (of which 85,729 common shares were issued in conjunction with the Initial Purchase).

The Company has the right, in its sole discretion, to sell up to an additional US$27,200,000 worth of common shares to LPC, from time to time and on such terms and conditions as are described in the Purchase Agreement. The purchase price for any additional sales of common shares will be based on prevailing market prices of the common shares immediately preceding any notice of sale without any fixed discount. Under the terms of the Purchase Agreement, the Company has control over the timing and amount of any future sale of common shares subject to certain conditions, and LPC is obligated to make such purchases, if and when the Company presents LPC with a valid purchase notice. There are no upper price limitations, negative covenants or restrictions on the Company's future financing activities. The Company may terminate the Purchase Agreement at any time, at its sole discretion, without any cost or penalty. LPC has also agreed not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of the common shares.

The Company has filed a prospectus supplement, dated November 27, 2013, pursuant to which the Company may issue up to US$8,500,000 in common shares using the Purchase Agreement (each prospectus supplement is limited to 10% of the market value of the Company at the end of the month prior to filing). The Company may file additional prospectus supplements in the future to qualify the distribution of the remaining common shares to be issued under the Purchase Agreement.

The Company has also incurred other issuance costs (primarily related to the preparation of the Purchase Agreement and prospectus supplement) of $163,840 in connection with the completion of the Initial Purchase.

Avalon Rare Metals Inc.	Page 15

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2013
(unaudited)

6.	Share Capital (continued)

c)	Warrants

The following table reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective reporting periods:

		Weighted
	Number	Average
	of Warrants	Exercise Price

Balance – September 1, 2012	10,000	1.48
Issued pursuant to Accommodation Agreement (5(a))	10,000	0.75

Balance – August 31, 2013 and November 30, 2013	20,000	$1.12

The outstanding warrants have a weighted average remaining contract life of 4.2 years.

As disclosed in Note 5(a), the Company is required to issue 30,000 warrants to the DKFN in three installments of 10,000 warrants per year over the next three years on the anniversary of the effective date of the Accommodation Agreement (July 31).

d)	Share Based Payments

The shareholders have approved a Stock Option Plan (the “Plan”) that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase common shares of the Company at a price equal to or greater than the closing price of the shares on either the trading day prior to the grant or the day of the grant. The options generally vest over a period of one to four years, and generally have a term of two to five years (but can have a maximum term of up to 10 years).

The following table reconciles the stock options outstanding at the beginning and end of the respective reporting periods:

		Weighted
	Number	Average
	of Options	Exercise Price

Balance – September 1, 2012	8,000,250	$3.21
Granted	2,240,000	1.31
Exercised	(175,000)	1.20
Expired	(625,000)	5.64
Forfeited	(855,000)	2.14

Balance – August 31, 2013	8,585,250	2.59
Granted	145,000	0.85
Expired	(50,000)	3.15
Forfeited	(510,000)	2.27

Balance – November 30, 2013	8,170,250	$2.57

As at November 30, 2013, there were 5,220,250 options vested (August 31, 2013 – 4,994,000) with an average exercise price of $2.80 (August 31, 2013 - $2.85).

Avalon Rare Metals Inc.	Page 16

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2013
(unaudited)

6.	Share Capital (continued)

The estimated fair value of options earned during the Quarter was $409,958 (2012 - $1,236,106), of which $64,002 (2012 - $Nil) was capitalized as mine development assets, $10,622 (2012 - $189,070) was capitalized as exploration and evaluation assets, $Nil (2012 - $876) was charged to operations as general exploration expenses with the balance of $335,334 (2012 - $1,046,160) charged to operations as share based compensation expense.

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected life of the option award, share price volatility and other assumptions. The expected life of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. Expected volatility is based on the historic volatility of the Company’s shares. These assumptions involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

The weighted average assumptions for grants during the Quarter and the year ended August 31, 2013 are as follows:

	November 30,	August 31,
	2013	2013

Exercise price	$0.85	$1.31
Closing market price on day preceding date of grant	$0.85	$1.31
Risk-free interest rate	1.64%	1.26%
Expected life (years)	3.6	3.9
Expected volatility	80%	85%
Expected dividend yield	Nil	Nil
Grant date fair value	$0.47	$0.80

The following table summarizes information concerning outstanding and exercisable options as at November 30, 2013:

			Weighted Average
	Number of Options		Remaining
Option Price Range	Outstanding	Exercisable	Contractual Life

$8.00 - $8.74	325,000	312,500	2.4 years
$7.00 - $7.99	400,000	200,000	2.5 years
$4.00 - $4.99	700,000	575,000	2.6 years
$3.00 - $3.99	675,000	462,500	2.9 years
$2.00 - $2.99	1,725,250	1,319,000	2.0 years
$1.00 - $1.99	3,015,000	1,776,250	3.0 years
$0.55 - $0.99	1,330,000	575,000	2.5 years

	8,170,250	5,220,250

Avalon Rare Metals Inc.	Page 17

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2013
(unaudited)

7.	Write-off of Land Acquisition Option Payments

The Company’s initial purchase option on a land parcel in Geismar, Louisiana expired on December 1, 2013, and at November 30, 2013, the Company did not intend to exercise the initial purchase option. Accordingly, the option payments made totaling $175,104 for the initial purchase option were written off during the Quarter. The Company has entered into a new purchase option with a different property owner on a different land parcel during the Quarter.

8.	Related Party Disclosures

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

a)	Trading transactions

There had been no material trading transactions with related parties during each of the three months ended November 30, 2013 and 2012.

b)	Compensation of key management personnel

The remuneration of directors and other members of the Company’s senior management team during each of the three months ended November 30, 2013 and 2012 are as follows:

	November 30, 2013	November 30, 2012

Salaries, benefits and directors’ fees	$643,434	$787,091
Share based compensation(1)	298,386	994,341

	$941,820	$1,781,432

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

9.	Financial Instruments

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As at November 30, 2013, the Company’s cash and cash equivalents are categorized as Level 1 measurement.

Fair Values

Except as disclosed elsewhere in these financial statements, the carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items.

Avalon Rare Metals Inc.	Page 18

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2013
(unaudited)

9.	Financial Instruments (continued)

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at November 30, 2013. The Company’s cash and cash equivalents are either on deposit with two major Canadian chartered banking groups in Canada or invested in bankers acceptance notes or guaranteed investment certificates issued by two major Canadian Chartered banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable, government grants and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a planning and budgeting process to assist in determining the funds required to support the Company’s normal operating requirements on an on-going basis and its plans for exploration and development expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at November 30, 2013, the Company has current assets of $10,223,136 and current liabilities of $2,626,484. Working capital of the Company is $7,596,652.

Market risk

(i)	Interest rate risk

The Company has significant cash and cash equivalents balances and it has no interest-bearing debt. The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers acceptance notes, treasury bills and GICs. These short term money market investments are subject to interest rate fluctuations.

(ii)	Foreign currency risk

The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. As at November 30, 2013, the Company had cash held in bank accounts of US$269,064 and accounts payable of US$231,520 denominated in US currency.

(iii)	Price risk

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control. The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Company’s ability to raise equity financing for its long term working capital requirements.

Avalon Rare Metals Inc.	Page 19

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2013
(unaudited)

9.	Financial Instruments (continued)

Sensitivity analysis

As at November 30, 2013, approximately 59% of the Company’s cash and cash equivalents is at fixed interest rates until February 4, 2014 and will not be subject to interest rate fluctuations until then. The balance of the Company’s cash and cash equivalents are subject to interest rate fluctuations. Considering the Company’s budget expenditures for the next three months and its current cash and cash equivalent of $8,565,656, with other variables held constant, sensitivity to a plus or minus 25 basis points change in rates would not have any significant effect on the Company’s net loss over a three month period.

The Company had cash held in bank accounts of US$269,064 and accounts payable of US$231,520 denominated in US currency as at November 30, 2013 and its anticipated on-going expenditures transacted in US dollars for the next three month period is approximately US$215,000. If the Canadian dollar weakens (or strengthens) 5% against the US dollar with other variables held constant, it would not have any significant effect on the Company’s expenditures over a twelve month period.

10.	Supplemental Cash Flow Information

Non-cash financing and investing transactions not reflected in the Condensed Consolidated Interim Statements of Cash Flows for the three months ended November 30, 2013 and 2012 are as follows:

	November 30, 2013	November 30, 2012

Share based compensation capitalized as mine development assets (note 6d)	$64,002	$-
Share based compensation capitalized as exploration and evaluation assets (note 6d)	10,622	189,070

	$74,624	$189,070

11.	Events After the Reporting Period

Subsequent to the Quarter, the Company granted an aggregate of 635,000 stock options with a weighted average exercise price of $0.59 per share to certain employees of the Company. The weighted average contract life of these options was 5.0 years.

Avalon Rare Metals Inc.	Page 20